UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32535

Bancolombia S.A.

(Exact name of registrant as specified in its charter)

Carrera 48 # 26-85, Avenida Los Industriales

Medellín, Colombia

Telephone: +57 604 4041918

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (Each representing four Preferred Shares)

(Title of each class of securities covered by this Form)

4.875% Subordinated Notes due 2027

8.625% Subordinated Notes due 2034

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

American Depositary Shares (Each representing four Preferred Shares): 0

EXPLANATORY NOTE

*

Effective as of May 16, 2025, Grupo Cibest S.A. (“Grupo Cibest”) was established as the holding company of Bancolombia S.A. (“Bancolombia”) and its subsidiaries and certain related corporate transaction were executed (the “Corporate Structure Changes”). As a result of the Corporate Structure Changes, the shareholders of Bancolombia (excluding Grupo Cibest) became shareholders of Grupo Cibest. Grupo Cibest issued, on their behalf, the same number and class of shares (common shares and preferred shares with no voting rights), under the same terms and conditions as those previously held in Bancolombia. In turn, their shares in Bancolombia (excluding those held by Grupo Cibest) were cancelled. Accordingly, there are no holders of record of the securities covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Bancolombia S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 15, 2025	By:	/s/ Mauricio Botero Wolff
Name: Mauricio Botero Wolff
Title: Vice President of Strategy and Finance